EXHIBIT 99.1

                        TEFRON LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF SEPTEMBER 30, 2005


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                PAGE
                                               ------

CONSOLIDATED BALANCE SHEETS                    2 - 3

CONSOLIDATED STATEMENTS OF OPERATIONS            4

CONSOLIDATED STATEMENTS OF CASH FLOWS            5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     6 - 14

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                           SEPTEMBER 30,   DECEMBER 31,
                                                                               2005           2004
                                                                             --------       --------
                                                                            UNAUDITED
                                                                             --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                  $  7,847       $  3,558
  Trade receivables, net of allowance for doubtful accounts of $ 83
    (unaudited) and $ 252 at September 30, 2005 and December 31, 2004,
    respectively                                                               24,058         21,402
  Other accounts receivable and prepaid expenses                                4,672          5,696
  Inventories                                                                  29,208         33,137
                                                                             --------       --------

TOTAL current assets                                                           65,785         63,793
                                                                             --------       --------

DEFERRED TAXES                                                                  2,456          2,486
                                                                             --------       --------

PROPERTY, PLANT AND EQUIPMENT                                                  89,337         93,931
                                                                             --------       --------

GOODWILL                                                                       30,743         30,743
                                                                             --------       --------

DEFERRED LOAN ISSUANCE COSTS                                                      314            578
                                                                             --------       --------

TOTAL assets                                                                 $188,635       $191,531
                                                                             ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                                                    SEPTEMBER 30,     DECEMBER 31,
                                                                                        2005             2004
                                                                                     ---------        ---------
                                                                                     UNAUDITED
                                                                                     ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                                             $  19,221        $  21,355
  Current maturities of long-term debt:
    Banks and other loans                                                                6,875            9,039
    Capital leases                                                                          23              206
  Trade payables                                                                        29,179           28,991
  Conditional obligation with respect to issuance of shares                                  -            3,454
  Other accounts payable and accrued expenses                                            7,386            9,189
                                                                                     ---------        ---------

TOTAL current liabilities                                                               62,684           72,234
                                                                                     ---------        ---------

LONG-TERM LIABILITIES:
  Banks and other loans (net of current maturities)                                     43,292           47,907
  Deferred taxes                                                                         7,550            5,611
  Accrued severance pay                                                                  1,960            2,744
                                                                                     ---------        ---------

TOTAL long-term liabilities                                                             52,802           56,262
                                                                                     ---------        ---------

MINORITY INTEREST                                                                       16,951           16,291
                                                                                     ---------        ---------

SHAREHOLDERS' EQUITY:
  Share capital
    Ordinary shares of NIS 1 par value: Authorized: 49,995,500 shares; Issued:
      18,969,781 (unaudited) and 18,014,247 shares as of September 30, 2005 and December 31, 2004, respectively;
     Outstanding: 17,972,381 (unaudited) and 17,016,847 as of September 30,
      2005 and December 31, 2004, respectively;                                          6,804            6,582
    Deferred shares of NIS 1 par value: Authorized: 4,500 shares; Issued and outstanding: 0 (unaudited) and 4,500 shares at September 30, 2005 and
      December 31, 2004, respectively                                                         -                1
  Additional paid-in capital                                                            82,798           79,243
  Deferred stock-based compensation                                                       (240)            (486)
  Less - 997,400 Ordinary shares in treasury, at cost                                   (7,408)          (7,408)
  Cumulative other comprehensive loss                                                      (80)               -
  Accumulated deficit                                                                  (25,676)         (31,188)
                                                                                     ---------        ---------

TOTAL shareholders' equity                                                              56,198           46,744
                                                                                     ---------        ---------

TOTAL liabilities and shareholders' equity                                           $ 188,635        $ 191,531
                                                                                     =========        =========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,                 YEAR ENDED
                                                                   -------------------------------        DECEMBER 31,
                                                                       2005               2004                2004
                                                                   ------------       ------------        ------------
                                                                              UNAUDITED
                                                                   -------------------------------
Sales                                                              $    150,496       $    138,165        $    182,819
Cost of sales                                                           123,982            118,694             159,937
                                                                   ------------       ------------        ------------

Gross profit                                                             26,514             19,471              22,882
Selling, general and administrative expenses                             14,915             16,940              22,387
                                                                   ------------       ------------        ------------

Operating income                                                         11,599              2,531                 495
Financial expenses, net                                                   2,998              3,040               5,212
Other income, net                                                           399                 61                   -
                                                                   ------------       ------------        ------------

Income (loss) before taxes on income                                      9,000               (448)             (4,717)
Taxes on income                                                           2,499                711                 203
Minority interest in earnings of a subsidiary                               989              1,569               1,945
                                                                   ------------       ------------        ------------

Net income (loss)                                                  $      5,512       $     (2,728)       $     (6,865)
                                                                   ============       ============        ============

Basic net earnings (loss) per share                                $       0.31       $      (0.18)       $      (0.44)
                                                                   ============       ============        ============

Diluted net earnings (loss) per share                              $       0.30       $      (0.18)       $      (0.44)
                                                                   ============       ============        ============

Weighted average number of shares used for computing basic
  earnings (loss) per share                                          17,626,276         15,118,024          15,603,904
                                                                   ============       ============        ============

Weighted average number of shares used for computing diluted
  earnings (loss) per share                                          18,395,487         15,118,024          15,603,904
                                                                   ============       ============        ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             NINE MONTHS ENDED
                                                                               SEPTEMBER 30,            YEAR ENDED
                                                                         ------------------------      DECEMBER 31,
                                                                           2005            2004            2004
                                                                         --------        --------        --------
                                                                                 UNAUDITED
                                                                         ------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                        $  5,512        $ (2,728)       $ (6,865)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation, amortization and impairment of property, plant and
    equipment                                                               7,287           8,671          10,760
  Amortization of deferred stock-based compensation                           246             352             554
  Loss related to conditional obligation with respect to issuance
    of shares                                                                   -               -             150
  Increase (decrease) in accrued severance pay, net                          (688)            299             380
  Decrease (increase) in deferred income taxes                              2,321             380            (853)
  Realization of pre-acquisition operating losses                               -               -             489
  Loss (gain) on sale of property and equipment, net                         (399)            (53)             28
  Minority interest in earnings of a subsidiary                               989           1,569           1,945
  Decrease (increase) in trade receivables, net                            (2,656)          2,955           3,515
  Decrease in other accounts receivable and prepaid expenses                  693             524              65
  Decrease (increase) in inventories                                        3,929          (1,067)         (1,461)
  Increase (decrease) in trade payables                                     1,230          (2,633)           (567)
  Decrease in other accounts payable and accrued expenses                  (1,637)         (1,619)         (1,231)
                                                                         --------        --------        --------

Net cash provided by operating activities                                  16,827           6,650           6,909
                                                                         --------        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment                                  (4,267)         (7,179)         (8,950)
Investment grants received                                                    346             953           1,156
Proceeds from sale of property, plant and equipment                            90             199             422
Proceeds from the Company's insurance policy for plant and
  machinery loss                                                              630               -               -
Additional payments on the account of the acquisition of Macro
  Clothing                                                                   (235)              -            (106)
                                                                         --------        --------        --------

Net cash used in investing activities                                      (3,436)         (6,027)         (7,478)
                                                                         --------        --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayments of long-term bank loans and other loans                         (6,779)         (8,748)         (9,854)
Payments under capital lease                                                 (183)         (1,271)         (1,488)
Decrease in short-term bank credit                                         (2,134)        (11,436)         (9,276)
Dividend paid to minority interest in subsidiaries                           (328)           (500)           (706)
Proceeds from exercise of stock options                                       322               -               -
Proceeds from issuance of shares, net                                           -          19,704          19,704
                                                                         --------        --------        --------

Net cash used in financing activities                                      (9,102)         (2,251)         (1,620)
                                                                         --------        --------        --------

Increase (decrease) in cash and cash equivalents                            4,289          (1,628)         (2,189)
Cash and cash equivalents at beginning of period                            3,558           6,877           5,747
                                                                         --------        --------        --------

Cash and cash equivalents at end of period                               $  7,847        $  5,249        $  3,558
                                                                         ========        ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:- GENERAL

          Tefron Ltd, a company organized under the laws of the State of Israel ("the Company") and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel, swimwear and active wear, which are manufactured using two different techniques (seamless and cut and sew) and products for the health care industry. The Company's principal market is the United States.

          The Company's significant subsidiaries are Hi-Tex, founded by the Company ("Hi-Tex"), which commenced operations in 1997, Alba-Waldensian, Inc. ("Alba"), which was acquired in December 1999, and Macro Clothing Ltd. ("Macro") which was acquired in April 2003. Under the terms of the Macro acquisition agreement, contingent payments based on certain financial performance criteria amounting to $ 367 were accrued in 2004 out of which $ 106 were paid in 2004 and $ 235 paid during the period ended September 30, 2005. As a result, the Company recorded an additional consideration which increased the purchase price.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     a. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2004, are applied consistently in these financial statements.

     b.   Accounting for stock-based compensation:

          The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable, at a subsequent measurement date.

          The following pro forma information presents the effect on the consolidated stock-based employee compensation expense, consolidated net loss and loss per share as if the fair value based method provided under SFAS No. 123 had been applied to all outstanding awards in each reported period:

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30                YEAR ENDED
                                                        -----------------------------        DECEMBER 31,
                                                            2005              2004               2004
                                                        -----------       -----------        -----------
                                                                  UNAUDITED                    AUDITED
                                                        -----------------------------        -----------
Net income (loss) as reported                           $     5,512       $    (2,728)       $    (6,865)
Add: Stock-based compensation expense included in
   the determination of net loss as reported                    246               352                554
Deduct: Stock-based compensation expense
   determined under fair value method for all
   awards                                                      (676)             (978)            (1,359)
                                                        -----------       -----------        -----------

Pro forma net income (loss)                             $     5,082       $    (3,354)       $    (7,670)
                                                        ===========       ===========        ===========

Basic and diluted earnings (loss) per share as
   reported:
Basic                                                   $      0.31       $     (0.18)       $     (0.44)
                                                        ===========       ===========        ===========

Diluted                                                 $      0.30       $     (0.18)       $     (0.44)
                                                        ===========       ===========        ===========

Pro forma earnings (loss) per share:
Basic                                                   $      0.29       $     (0.22)       $     (0.49)
                                                        ===========       ===========        ===========

Diluted                                                 $      0.28       $     (0.22)       $     (0.49)
                                                        ===========       ===========        ===========

          The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for the nine months ended September 30, 2004 and 2005 and for the year ended December 31, 2004: average-risk-free interest rate of 2%, 4% and 2%, respectively, dividend yield of 0%, expected volatility of the Company's Ordinary shares of 36%, 42% and 36%, respectively and weighted-average expected life of 3 years.


NOTE 3:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 4:- NEW ACCOUNTING PRONOUNCEMENTS

     a. The Company has elected to follow Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No.44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is higher than or equal to the market price of the underlying shares on the date of grant, no compensation expense is recognized.

          On December 16, 2004, the FASB issued Statement No. 123R (revised 2004 Share-Based Payment ("Statement 123R"), which is a revision of SFAS No. 123. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized in income based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized in income based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.

          In April 2005, the Securities and Exchange Commission announced the adoption of a new rule which amends the effective date for Statement No. 123R. The new rule does not change any of the accounting provisions. As a result, the Company will adopt the accounting provisions of Statement No. 123R as of January 1, 2006. The Company is currently evaluating the impact of applying the various provisions of Statement No. 123R.

     b. In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.


NOTE 5:- INVENTORIES

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          2005         2004
                                                         -------      -------
                                                        UNAUDITED
                                                         -------

Raw materials, accessories and packaging materials       $11,057      $11,469
Work-in progress                                           9,713       11,807
Finished products                                          8,438        9,861
                                                         -------      -------

                                                         $29,208      $33,137
                                                         =======      =======

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 6:- TOTAL COMPREHENSIVE INCOME

     Total Comprehensive income for the period ended September 30, 2005 amounting to $ 5,432 which consists of net income amounting to $ 5,512 and unrealized loss on hedging derivative amounting to $ 80.


NOTE 7:- SIGNIFICANT EVENTS

     a. In February 2005, a fire damaged the Company's sewing plant in Jordan. The fire resulted in loss of inventories and raw materials of $ 571, damages to plant and machinery at cost in the amount of $ 2,558 and additional costs due to business interruption of $ 591. The Company's insurance policy covered substantially all the losses resulted from the fire less $ 250 deductible. The Company has transferred the production from the damaged sewing plant to other facilities. On September 12, 2005, the Company reached a settlement with the insurance company regarding the recovery of the losses based on its damage assessor opinion. Following the settlement, the Company recorded during the nine months ended September 30, 2005 a capital gain of $ 378 with respect to the damaged machinery presented as other income and reimbursement for the loss of inventories and costs due to business interruption of $ 1,082 which was offset from cost of sales.

     b. On March 31, 2005, the Company signed an amendment to a share purchase agreement with its investors from February 17, 2004, following the Company's Board of Director's decision from that date. Accordingly, on April 7, 2005, the Company issued 863,378 ordinary shares with respect to the conditional obligation in the amount of $ 3,454 pursuant to a purchase price adjustment mechanism based on the Company's 2004 EBITDA.

     c. During 2004, one of the Company's subsidiaries in the U.S failed to comply with certain financial covenants contained in its credit facility with the bank. However, the bank agreed to waive the covenant defaults that occurred during 2004 and to amend certain of the financial covenant provisions of the credit facility. During the second quarter of 2005, the subsidiary again failed to comply with a certain financial covenant in the credit facility. On October 1, the Company signed an amendment to the credit agreement under which the bank agreed again to waive the covenants defaults and provide the Company with more favorable credit facility terms.

     d. On September 28, 2005, the Company shares began trading also on the Tel Aviv Stock Exchange.

     e. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 7:- SIGNIFICANT EVENTS (CONT.)

     f.   Alba Health put option

          The Company has a put option to sell its 48.35% ownership interest in Alba Health, one of its subsidiaries, to Alba Health. The Company may exercise this option until September 2007, and the price that would be paid to the Company will be calculated according to a formula which determines Alba Health value based on Alba Health's actual EBITDA, cash and cash equivalents and total debt. During the period from July 1, 2005 to December 31, 2005, the Company is entitled to use in the formula a guaranteed EBITDA which is higher than Alba Health's actual EBITDA. Although it is difficult to estimate whether the Company will exercise the option since the exercise of the put option depends on various business factors and is subject to the approval of the Company's Board of Directors, management currently believes that there is not a more likely than not expectation that it will exercise the put option. If the Company elects to exercise its put option prior to December 31, 2005, it expects to receive gross proceeds of between $13,000 to $15,000 in cash over an expected period of three years, following which the Company would be required to record at the exercise date a total loss that would range between $5,000 to $7,000, mainly attributable to taxes on income.


NOTE 8:- SEGMENT REPORTING

     a.   General information:

          The Company has three production lines: Knitted apparel ("Cut and Sew") Seamless apparel ("Seamless") and health care products. Unlike the Cut and Sew process, the Seamless process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment.

          The Company has three reportable segments:

          - Intimate apparel and active wear manufactured using the Seamless process.

          - Intimate apparel and active wear manufactured using the Cut and Sew process located in Israel.

          -    Health production, located in the, U.S. (Healthcare).

          The accounting policies of the reportable segments are the same as those described in Note 2. Selling, general and administrative expenses are allocated according to management's assessment. Management evaluates performance based upon operating income (loss) before financial expenses and taxes on income.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 8:- SEGMENT REPORTING (CONT.)

     b.   Reportable segments:


                                                NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)
                                    ------------------------------------------------------------------------
                                    CUT & SEW                      HEALTHCARE
                                     - ISRAEL       SEAMLESS          USA          ADJUSTMENTS    CONSOLIDATED
                                    ----------     ----------      ----------      ----------       --------
Sales to unaffiliated
  customers                         $   43,838     $   81,499      $   25,159      $        -       $150,496
Inter-segmental sales                      994              -               -            (994)             -
                                    ----------     ----------      ----------      ----------       --------

Total sales                         $   44,832     $   81,499      $   25,159      $     (994)      $150,496
                                    ==========     ==========      ==========      ==========       ========

Operating income                    $    1,746     $    6,887      $    2,966      $        -       $ 11,599
                                    ==========     ==========      ==========      ==========

Financial expenses, net                                                                                2,998
Other income, net                                                                                        399
                                                                                                    --------

Income before taxes on income                                                                       $  9,000
                                                                                                    ========

Depreciation and amortization       $    1,902     $    4,868      $      517      $        -       $  7,287
                                    ==========     ==========      ==========      ==========       ========

Identifiable and total assets
  at September 30, 2005             $   31,712     $   97,072      $   44,562      $        -       $173,346
                                    ==========     ==========      ==========      ==========

Corporate assets                                                                                      15,289
                                                                                                    --------

Total assets                                                                                        $188,635
                                                                                                    ========


                                                NINE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)
                                    -------------------------------------------------------------------------
                                    CUT & SEW                      HEALTHCARE
                                     - ISRAEL       SEAMLESS          USA          ADJUSTMENTS    CONSOLIDATED
                                    ----------     ----------      ----------      ----------       ---------
Sales to unaffiliated
  customers                         $   50,252     $   62,068      $   25,845      $        -       $ 138,165
Inter-segmental sales                      383              -               -            (383)              -
                                    ----------     ----------      ----------      ----------       ---------

Total sales                         $   50,635     $   62,068      $   25,845      $     (383)      $ 138,165
                                    ==========     ==========      ==========      ==========       =========

Operating income (loss)             $    3,663     $   (5,269)     $    4,137      $        -       $   2,531
                                    ==========     ==========      ==========      ==========

Financial expenses, net                                                                                 3,040
                                                                                                           61
                                                                                                    ---------

Loss before taxes on income                                                                         $    (448)
                                                                                                    =========

Depreciation and amortization       $    2,027     $    6,049      $      595      $        -       $   8,671
                                    ==========     ==========      ==========      ==========       =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- SEGMENT REPORTING (CONT.)

                                                         YEAR ENDED DECEMBER 31, 2004
                                    -------------------------------------------------------------------------
                                    CUT & SEW                      HEALTHCARE
                                    - ISRAEL        SEAMLESS          USA          ADJUSTMENTS    CONSOLIDATED
                                    ----------     ----------      ----------      ----------       ---------
Sales to unaffiliated
  customers                         $   64,867     $   83,753      $   34,199      $        -       $ 182,819
Inter-segmental sales                      405              -               -            (405)              -
                                    ----------     ----------      ----------      ----------       ---------

Total sales                         $   65,272     $   83,753      $   34,199      $     (405)      $ 182,819
                                    ==========     ==========      ==========      ==========       =========

Operating income                    $    3,497     $   (8,217)     $    5,215      $        -       $     495
                                    ==========     ==========      ==========      ==========

Financial expenses, net                                                                                 5,212
                                                                                                    ---------

Loss before taxes on income                                                                         $  (4,717)
                                                                                                    =========

Depreciation and amortization       $    2,824     $    6,393      $    1,543      $        -       $  10,760
                                    ==========     ==========      ==========      ==========       =========

Identifiable and total assets
  at December 31, 2004              $   36,990     $   98,235      $   44,243      $        -       $ 179,468
                                    ==========     ==========      ==========      ==========

Corporate assets                                                                                       12,063
                                                                                                    ---------

Total assets                                                                                        $ 191,531
                                                                                                    =========

     c.   The Company's sales by geographic area are as follows:

                       NINE MONTHS ENDED
                         SEPTEMBER 30,           YEAR ENDED
                    -----------------------     DECEMBER 31,
                      2005           2004           2004
                    --------       --------       --------
                          UNAUDITED
                    -----------------------

North America       $137,391       $126,068       $168,914
Europe                 8,282          7,167          8,044
Israel                 3,483          2,583          2,892
Other                  1,340          2,347          2,969
                    --------       --------       --------

                    $150,496       $138,165       $182,819
                    ========       ========       ========

     d.   Sales to major customers:

                       NINE MONTHS ENDED
                         SEPTEMBER 30,           YEAR ENDED
                    -----------------------     DECEMBER 31,
                      2005           2004           2004
                    --------       --------       --------
                                       %
                    --------------------------------------
                           UNAUDITED
                    -----------------------

A                       33.7           39.1           38.5
B                       23.0            5.8            6.8
C                        6.2           12.2           13.0
                    --------       --------       --------

                        62.9           57.1            58.3
                    ========       ========       ========

          As of September 30, 2005 and 2004 and as of December 31, 2004, major customer's balances were $ 9,429, $ 9,534 and $ 11,840, respectively.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- SEGMENT REPORTING (CONT.)

     e.   The Company's long-lived assets by geographic area are as follows:

                       SEPTEMBER 30,  DECEMBER 31,
                          2005           2004
                        --------       --------
                        UNAUDITED
                        --------

Israel                  $ 75,883       $ 79,296
Foreign countries         44,197         45,378
                        --------       --------

                        $120,080       $124,674
                        ========       ========

     f.   Revenues are generated by the following products:

                             NINE MONTHS ENDED
                               SEPTEMBER 30,           YEAR ENDED
                          -----------------------     DECEMBER 31,
                            2005           2004           2004
                          --------       --------       --------
                                 UNAUIDITED
                          -----------------------

Intimate apparel          $ 73,200       $ 90,305       $118,240
Active wear                 40,204         13,753         20,105
Swimwear                    11,933          8,262         10,275
Healthcare products         25,159         25,845         34,199
                          --------       --------       --------

                          $150,496       $138,165       $182,819
                          ========       ========       ========


NOTE 9:- LIENS, CONTINGENCIES AND COMMITMENTS

     a. All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the Company to dispose of such assets in the ordinary course of business) on all of the assets of the Company and its subsidiaries.

     b. In accordance with the provisions of the Law for the Encouragement of Capital Investments, 1959, the Company and its subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants. The conditions in the letters of approval extending the grants from the State of Israel primarily include, among others, the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by outstanding share capital. Non-fulfillment of these conditions would require the refund of the grants linked to the Consumer Price Index in Israel from the date of receipt plus interest. To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have recorded floating charges on all of their assets in favor of the State of Israel.

     c. The facilities of the Company and most of its Israeli subsidiaries are located in buildings leased for various periods ending between 2005 and 2012. The Company has renewal options for additional periods.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 9:- LIENS, CONTINGENCIES AND COMMITMENTS (CONT.)

          The significant leases are from a related party, a company controlled by the principal shareholders, ending between 2008 and 2024 (including renewal options) at an annual rental of $ 2,855. 50% of the basic rental payments is linked to Israel's CPI and 50% is linked to the U.S. cost of living index. The remaining lease payments are in, or linked to, the U.S. dollar.

          The aggregate minimum rental commitments under non-cancelable leases, based on the above agreements as of September 30, 2005, are as follows:

          October through December 2005                 $ 1,538
          2006                                          $ 2,839
          2007                                          $ 2,672
          2008                                          $ 2,448
          2009                                          $ 2,425
          2010 and thereafter                           $ 5,318

          Rental expenses for the periods ended September 30, 2005 and 2004 and for the year ended December 31, 2004, amounted to $ 2,510, $ 2,377 and $ 3,215, respectively.

     d.   Legal proceedings:

          There are no material pending legal proceedings, other than litigations in the ordinary course incidental to the business to which the Company or any of its subsidiaries are subject.